SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.                     )

A.S.V., Inc.
(Name of Subject Company)
A.S.V., Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
001963107
(CUSIP Number of Class of Securities)
Thomas R. Karges
A.S.V., Inc.
840 Lily Lane
P.O. Box 5160
Grand Rapids, MN 55744
(218) 327-3434
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The materials filed herewith include a transcript of an analyst conference call held on January 14, 2008 and a PowerPoint slide presentation used in connection with the conference call.

Terex Corporation Conference Call 1/14/08
CORPORATE PARTICIPANTS:
Ron DeFeo, Terex Corporation — Chairman, CEO
Phil Widman, Terex Corporation — SVP, CFO
Bob Isaman, Terex Construction — President
Dick Benson, A.S.V. Inc. — Chairman, CEO
CALL PARTICIPANTS:
Terry Darling, Goldman Sachs — Analyst
David Raso, Citigroup — Analyst
Charlie Brady, BMO Capital Markets — Analyst
Martin Sankey, Neuberger Berman — Analyst
Alex Blanton, Ingalls & Snyder — Analyst
Jamie Cook, Credit Suisse — Analyst
James Bank, Sidoti & Co. — Analyst
Joel Tiss, Lehman Brothers — Analyst
Mark Glasnapp, A.S.V. Inc. — President
Tom Karges, A.S.V. Inc. — CFO
Dawn Geske, Diesel — Analyst
Andrew Obin, Merrill Lynch — Analyst
Robert Wertheimer, Morgan Stanley — Analyst
Andrew Casey, Wachovia Capital — Analyst
Henry Kirn, UBS — Analyst
Joe Carter, Joe Carter & Assoc. — Analyst
Ian Zaffino, Oppenheimer — Analyst
Michael Kaminsky, Neuberger Berman — Analyst
Michael Emerald, Longfellow Investment — Analyst
Steve Volkmann, JPMorgan — Analyst
Wayne Hewell, Pontis Capital — Analyst
Brian Hennessy, Citigroup Investment — Analyst
Seth Weber, Banc of America Securities — Analyst
CONFERENCE CALL PRESENTATION:
Operator
Good afternoon. My name is Crystal, and I will be your conference operator today. At this time I would like to welcome everyone to the Terex corporation conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. (Operator instructions). Mr. DeFeo, you may begin your conference.
Ron DeFeo - Terex Corporation — Chairman, CEO
Yes, good afternoon or good morning depending upon where you are. I am Ron DeFeo, and I will be walking you through a presentation today about the recently announced A.S.V. information acquisition. With me in Westport is Tom Riordan, our President and Chief Operating Officer; Phil Widman, our Senior Vice President and CFO; Brian Henry who runs our business development; Tom Gelston, Investor Relations. And on the call from Grand Rapids, Minnesota is Bob Isaman who is President of Terex Construction. And he is accompanied by the management of A.S.V., Dick Benson, Chairman and CEO and also the balance of the management, Mark Glasnapp who is the President, Tom Karges who is the CFO, as well as Lisa Walsh.
I want to make sure everyone has had a chance to look at pages 2 and 3 of the information. It is our forward-looking statements, and there is a nonsolicitation page given the acquisition approach being used here. I would encourage everybody to read this information and, of course, read the contract as it will be public information soon.
I would like to direct your attention now to the presentation marked page four, which is the overall comment. This is an acquisition for $18 a share. And frankly we think it opens the door to substantial new revenues and profits for ourselves.
Turning to page five, as part of our strategy to build the future and as part of the plan to achieve 12 by 12 and 10, that many of you are familiar with and that is a $12 billion company with 12% operating margin in 2010. We had indicated that modest acquisitions would be part of our strategy. And we think A.S.V. is an exciting opportunity that is exactly reflective of the kinds of things that we were thinking about.
Taking Terex alone we have good global distribution. We have significant rental channel access; we have scale and resources. We are — our size of our company; certainly with the lean manufacturing, sourcing and marketing initiatives that we’ve put in place, if you add that to A.S.V., which we think adds a terrific product to our portfolio, is best in class technology relative to other types of products. And certainly traction technology you will see from the presentation, I think is quite unusual and quite meaningful. And it is a compact focused business with some US distribution. So we think this will accelerate our growth and accelerate the profitability for both parties.
Let me turn specifically to page six and the A.S.V. overview. It is important to understand a little bit about where this company has come from to get a sense about where it is going in the future. A.S.V. designs and manufactures technology leading rubber track loaders and under carriages. It is an industry pioneer and has been that way for 25 years. Its roots, the roots of this company is in traction technology. Substantial extensions to broader vehicle applications have taken place within the company’s recent history. It is an under carriage supplier to Caterpillar and Vermeer.
The Posi-Track technology we think is both unique and is patent protected for at least the next 10 years. A.S.V. has the widest — and you will see this description CTL, which stands for compact track loader product line, but it is a small player. Currently 55% of the revenue at A.S.V. comes from this compact track loader. It is predominantly a North American based business, minimal rental channel penetration. And we think the opportunity for product line extensions through this company is also pretty significant.
Turning to page seven, we think the foundation for growth is also pretty straightforward. A.S.V. has a superior product, has a profitable history, has focused distribution, has international synergies and growth potential that haven’t been tapped and rental channel growth potential that also hasn’t been tapped.
Turning to page eight, some more about the A.S.V. description in the upper left-hand portion of this page you will see the split of revenue; 55% being the finished equipment A.S.V. product. 34% being the OEM track supply for Caterpillar and others, and 11% being their Loegering, which is a unique business that we will talk a little bit more about which offers track systems for other companies as well as certain types of attachments.
You will see below this revenue chart, the revenue and margin information over the last three years. A.S.V. as you know is a public company so this information is out in the marketplace. The revenue has gone from $245 million to a — the estimate of 2007 at about $205 million here. You see the EBIT margin dropping from 17.2%, 14.6% to 7.8%. That doesn’t scare us. Actually it is quite encouraging given what we have seen from this company. We believe the under carriage technology is clearly positive. Compact track loaders represent a growing segment in the skid steer market.
The Loegering offering provides bolt-on track solutions. In fact, there is a retrofit potential for all skid steers to possibly get the kind of traction capability that a rubber track can provide. 90% of the sales in this business comes from the US; alternatively virtually none in Europe. 315 A.S.V. dealers primarily North American, and the operating profit is at a cyclical low, we believe, down from the 17.2% a couple of years ago.

Page nine I would now like to delve more specifically into the CTL compact track loader characteristics. And the benefits that has versus the traditional skid steer. And we will have a little audio — a little video here for you in a couple of minutes where you will be able to see some of those comparisons. Fundamentally the design of the A.S.V. CTL product offers lower ground pressure, meaning there is less damage and more flotation on the surface.
Increased traction. Obviously these products work in lots of different places, and traction is crucial. A greater working stability. If you have ever ridden in a skid steer, a traditional skid steer it is not a pleasant ride. A milkshake would do well on the inside of this cab of most skid steers. And enhanced productivity and performance, obviously happens when you have a smoother ride and better traction control.
So turning from page nine to page ten, what are the A.S.V. advantages versus competitive compact track loaders? First and most important, we think, is the independent under carriage and roller suspensions deliver that smoother ride. You see in the picture here the CTL product going over rocks and wood. It does not rock the whole cab when it does because of the independent nature of that suspension. It also provides 20% less ground pressure and greater tractive effort. So you get an interesting combination here. You have less ground pressure but actually better tractive effort.
It is lighter, and the pure rubber tracks that are in the A.S.V. product versus the rubber and steel products that are in virtually all the other competitive offerings allows for a more substantial speed. In fact top end of the A.S.V. product is 12 miles per hour. Typically versus a six to eight mile per hour speed of other competitive compact track loaders. And the balance CTL frame creates greater stability and operator comfort.
A.S.V. we feel delivers superior value at an equal or lower dealer net price. Now what I would like to do is run a brief video for you that will go through several different executions and comparison of one on flat ground, two up a hill and three, in snow conditions. So can we run that video? (Video presentation) Hopefully you see the difference in tractive effort. You see the difference in the traction control of going up a hill versus one that doesn’t make it. Now you see a real head-to-head comparison, and actually the A.S.V. product is a 50 horsepower product compared with the competitive product which is 81 horsepower. Now you see what happens in traction under muddy, muddy, ugly conditions. Okay. Hopefully you got a sense of the real difference in traction that we believe the A.S.V. under carriage provides, and over time we think when exposed to many different buyers this is going to be a very compelling piece of technology.
So let’s turn on page 12 to kind of summarize how we see A.S.V.’s applications and markets. Frankly, it is anywhere you’re going to use a skid steer loader or a utility tractor plus wet or soft soil conditions, rough and non-graded terrain. It is also anywhere where ground damage is an issue. Lawns, golf courses, ground damage is a big issue when using the landscape products of skid steers. But it has been lived with because there has been little or no alternatives.
Key applications. Site clearing, general construction, forestry, underbrush, landscaping, golf course maintenance, homeowners with acreage, a new developing category that we are seeing in this country, municipalities and other governmental applications, rental, clearly rental is an untapped opportunity for the compact track loader. And frankly all skid steer attachments fit on compact track loaders.
Now if we can turn to page 13, page 13 provides a history of how the compact track loader business developed in the context of the skid steer loader market in North America. Tracking back from 1985 and this research data is sourced from Yengst Associates and Off-Highway Research — you can see from 1985 through to the current situation that until about 2001 there were no compact track loaders. And I think compact track loader technology really began to develop there and the reason it has taken on is it has grown to almost 30% of all skid steers today, is because the tractive control, as well as the less ground pressure has become an important element in the growth of this category.
Now you also see overall the trends in the skid steer loader market. No one is smart enough to be able to call when this market dips and when it doesn’t dip. Or when it turns back up. But I think it is important to note that the compact track loader decline has been less severe than the overall skid steer regular rubber tired market.

Now I would like to turn to page 14 because one of the obvious questions is how does this fit in, in the overall context of the compact equipment market. And what do we consider to be compact equipment? And there is no precise agreement among all manufacturers as to what compact equipment is, but generally speaking compact equipment includes backhoe loaders, mini excavators, skid steer loaders, compact track loaders, a form of a skid steer loader, the telescopic handler product, the rough terrain telescope handler products, compact wheel loaders, a newly developing product category.
And if you see what is Terex’s marketplace, what is the marketplace that we are going to compete in? And you see the unit description; here if you look at North America there is a 100,000 unit market in compact equipment representing about 65% of the overall market for CE equipment. Now as you also know, compact equipment sells for a lower cost per unit than would the larger CE products. So this is on a unit basis, and note that 68% of the market is compact equipment in Europe. But in developing markets in the rest of the world only 36% of the units sold in construction equipment are compact equipment. Indicating to me that as markets develop, as the economies develop, there becomes a more preponderance to use smaller equipment as the cost of labor goes up there is an increase growth category in compact equipment.
And so in total we will competing in about 461,000 unit market. The European and rest of world skid steer market is approximately 40,000 units. Compact track loaders are just emerging at under 3000 units with significant growth opportunity for the CTL. And we believe that will be an important part of how we will grow this company.
Turning to page 15; what is Terex’s compact portfolio look like? And buried within our Terex construction business which we think is a developing story, an area where growth will take place and profitability is increasing, is our compact business. The Terex 2006 compact sales were about 54% European and 41% for North America. Now a good portion of that North American business is also under our Arial Work Platform segment and the telehandler category as we sell and market two brands, Genie and Terex products in compact equipment.
Our current product offering you can see it listed here, loader backhoes, small dumpers, mini and midi excavators, compact wheel loaders, the telehandler product, light towers and portable generators, all together they represented close to $1 billion of business in 2006, with about $69 million of operating profit and about 7.1%. This performance, we believe current performance in 2007 will be similar to the 2006 performance here. So this is not a small business for us as it exists today. This is an important business, and it is a business where we think the profit opportunities are substantial and the growth opportunities are substantial.
Which allows us to turn to page 16, which is the acquisition strategy more specifically. I won’t belabor this but it adds significant product and a large market opportunity for our overall portfolio. We think it will help accelerate our overall business. We think the A.S.V. technology is scalable and can in fact be applied to other products. Mini excavators, compact loader backhoes, small tractors for landscapers, specialty agricultural and homeowners with acreage, and the Loegering technology can also be cross sold. In fact it is possible to take the under carriage and pull the old rubber tires off of a skid steer and put the track technology on a skid steer to change its tractive capability.
Turning to page 17, in the near-term Terex clearly plans to preserve the value of the A.S.V. brand and distribution. This is a business that has been grown through hard work. One unit at a time in many markets across the heart of America. And we value the work that has been done there. We also value the relationship that the company has with Caterpillar. We expect that relationship to remain strong and positive. Terex’s scale and resources will accelerate A.S.V.’s development. We look to have strong international compact distribution. We already do. And that will modify the A.S.V. product to be able to sell it oversees. And we think there is a big opportunity there.
We think the rental channel offers substantial opportunities which will allow A.S.V.’s expansion into this channel. This is an area we have put some substantial thought into. And as we get into being more specific about our plans I think you will know that we more than many other companies have good relationships with rental channels.
And we think Terex’s sourcing and lean manufacturing capabilities can reduce A.S.V. costs and improve efficiencies. We think the factories that are existing in Grand Rapids are good factories but they are not great factories and they can be improved substantially much like many of Terex’s own factories in other places around the world.
Turning to page 18; from a financial commentary point of view our $18 a share offer is about a 40% premium to the last 10 trading days. And any of you that care to look, you will note that there was a very broad range of trading levels that took place on A.S.V. over the years. But we think that this is a solid premium, and it is less about the premium and more about what we think we can do to grow this business. From a mechanical point of view, CAT will tender its shares. That was part of our agreement.
The transaction value is $488 million less the $49 million of cash on hand for a net transaction value of $439 million. We believe Terex can triple the A.S.V. revenue and achieve a pretax return on invested capital of 20% in the next three to five years. And that doesn’t include related product growth and profit that we think will come as a result of selling a broader, more comprehensive compact equipment business. And reinforcing the strong customer relationships that we have with many different distribution and rental companies across the world.
And lastly, we believe it will be EPS neutral to us in 2008. And obviously accretive in ‘09 and ‘10, the rate of which we haven’t yet estimated. So in summary on page 19, we believe A.S.V. opens the door to a more aggressive US and global compact equipment business. We think it helps Terex construction in North America. We believe it will be profitable growth as evidenced by the margins that A.S.V. has been able to achieve historically and currently. And we anticipate the North American market to stay slow in 2008 with improvements beginning in 2009. So we are not buying this business simply because we expect tomorrow afternoon there will be a massive uptick in the North American business. We don’t see that, nor do we see that that is required for us to really achieve our goals and objectives.
So with that I would like to open it up, Crystal, for questions and answers. We’ve got a full complement of people here to address any questions that you as investors might have.
QUESTION AND ANSWER
Operator
Terry Darling, Goldman Sachs.
Terry Darling - Goldman Sachs — Analyst
I wanted to just see if we couldn’t understand some of the assumptions behind the commentary on EPS being neutral in ‘08. Can you tell us what you’re assuming in terms of the revenue performance versus ‘07, synergies and then maybe if Phil could chime in on any accounting adjustments that we can be made aware of at this point in terms of depreciation step-up and so forth.
Ron DeFeo - Terex Corporation — Chairman, CEO
I think what we just like to do is give you a 40,000 foot view of that. We haven’t — we basically took the public market information that is out there, known synergies such as the elimination of public company costs and a few other things. We basically have the cash on hand to complete that acquisition, and so I don’t think there is a lot of substantial other things that we can enlighten you on relative to that. And we know what our general sense for how this will fit in. We think it will be probably in the first of April kind of timing. But beyond that I don’t know, Phil, is there anything else you want to add?

Phil Widman - Terex Corporation — SVP, CFO
No, I think that is where we are at.
Terry Darling - Goldman Sachs — Analyst
I guess looking at the chart on the — using on the — it is actually just my page 11; I think you referred to it as page 13, compact loader market overview where you are sourcing some of the independent research. If I am reading that correctly you’re showing the market expectation for North America down in both ‘08 versus ‘07 and ‘09 versus ‘08. Is that the way we should be thinking about your expectation for A.S.V. revenues down both in ‘08 and ‘09?
Ron DeFeo - Terex Corporation — Chairman, CEO
No, I don’t think so. I think we basically said we have taken the A.S.V. public market information that they have released. And if you also note on that chart the compact track loader piece of it has substantially less severe change. And so I don’t think you should interpret it exactly that way. We simply laid that out as data that has been published by an independent source mostly to focus on the growth of the compact track loader category relative to the balance of the skid steer market, as opposed to trying to make a call as to when the exact market will turn up or turn down.
Terry Darling - Goldman Sachs — Analyst
Lastly I’m wondering if you can talk a little bit about what investments incremental need to be made in order for you to number one, take A.S.V. into the non-North America markets in a bigger way? And b, if you are planning on manufacturing traditional Terex compact products in some of the A.S.V. facilities in the US.
Ron DeFeo - Terex Corporation — Chairman, CEO
I think that is certainly some things that we have under consideration at this point. I think the next couple of months we will get more specific about that with the A.S.V. team. I think the capital required to take A.S.V. internationally isn’t that substantial to really be that meaningful in a financial report here. Certainly within a couple of million dollar range, so it is not going to drive the needle substantially. We’re not looking at new factories in Europe or substantially new distribution locations. We have all of that infrastructure already in place. Bob Isaman is on the phone. Bob, do you want to add any perspective to that?
Bob Isaman - Terex Construction — President
I think that what A.S.V. brings is a disciplined focus on specific customer segments, predominately around homeowners with acreage, landscaping and general contracting. They’ve got a very loyal, well-managed dealer network with really a low Terex overlap in the US and no Terex overlap in Europe. They are currently in the EU for code compliance for their product, so we expect that in the next two months. And they have got a very effective aftermarket and attachments capability through Loegering, which is one of their subsidiaries. And lastly, they have a very strong engineering orientation with a history of product innovation, and because they make both independent track systems and modular scalable track systems, retrofitting them on existing current units is not a huge capital investment.
Terry Darling - Goldman Sachs — Analyst
One just clarification there. What percentage of A.S.V. revenues today is US residential?
Ron DeFeo - Terex Corporation — Chairman, CEO
I guess we — what, Brian? Well, my feeling is that you can think of it as almost all of the revenues as being US residential, but Bob or Mark, do you have anything you want to add, or Dick?

Unidentified Company Representative
Yes, from a market standpoint about 32% is construction, 21% is landscaping and then the balance is really outside the residential market. That would center on agriculture, forestry, governmental and the like.
Terry Darling - Goldman Sachs — Analyst
Thank you very much.
Operator
David Raso, Citigroup.
David Raso - Citigroup — Analyst
A question on where the deal was structured with CAT, the supply agreement with CAT obviously is pretty critical given that it is one-third of A.S.V.’s sales. Can you give us some insight on where we are with that supply agreement post the change in ownership?
Ron DeFeo - Terex Corporation — Chairman, CEO
CAT has given us a strong reassurance in a number of ways that they are going to continue to buy from us. We’re going to continue to have a great relationship with them. We make their under carriage at A.S.V. and would expect that to continue. They have given us those indications in a number of different formats that have given us confidence that we will have a strong relationship with them.
David Raso - Citigroup — Analyst
Is there anything just secure though, I mean is there anything in writing through the next three, four years? My next question is going to be, do you assume CAT revenues in your tripling of revenues the next three to five years?
Ron DeFeo - Terex Corporation — Chairman, CEO
My feeling on CAT revenues is leave the CAT revenues basically where they are and you grow the business in that we — it is a result of us growing the business not as a result of Caterpillar growing its business. And we do have strong reassurance from Caterpillar. More than just verbal, let’s put it that way.
David Raso - Citigroup — Analyst
And again on the tripling of revenues, does that include the logical entry into wheeled skid steers or correct terminology, skid steers beyond just compact track loaders? Is that in that number, or no I guess is the question?
Ron DeFeo - Terex Corporation — Chairman, CEO
You are pinning us down closer than we want you to pin us down, David, as you can imagine. I think it will generally be not dependent upon the wheel, but obviously we would get into a wheeled skid steer if we weren’t in the A.S.V. business. So these things you kind of have to evaluate in the context of several initiatives. And I think we feel that the overall, this overall opens up some substantial additional applications for us, one of which may be a wheeled skid steer. But one of which may be a wheeled, a wheel loader product, a mini wheel loader product for example that we currently make in Europe that has virtually no market category acceptance in the United States today. There are a lot of different opportunities. As you may remember the mini excavator market 10 or 15 years ago in the United States was a very, very small market. Today it is a very big market.

Somebody figured out how to make the product, how to make it in a way that users could make money at it and get it serviced.
David Raso - Citigroup — Analyst
No, I appreciate that. I think we talked beyond compact track loaders, the tripling seems a lot easier to get to when you encompass the whole idea of compact track loaders, compact wheel loaders and of course wheeled skid steers.
Ron DeFeo - Terex Corporation — Chairman, CEO
That’s exactly what I mean when I say tripling. It is more than just the current CTL product itself.
David Raso - Citigroup — Analyst
That’s a lot more easily digestible. And then on the idea of A.S.V. versus Bobcat, having gone down the road and thinking through of course how the debt equity markets have changed over the months, when we were thinking about the scale of Bobcat this is obviously a lot more digestible and you can obviously fund it very easily on your own. Just trying to think through, obviously if you look at A.S.V.’s peak EBITDA a few years back it is still a pretty healthy number. One could argue why don’t we go more for Bobcat then? Can you just take us through the thought process there and how that played out? I know the Bobcat numbers are a lot bigger numbers, so debt equity everything was involved in that thought process; but can you take us through (multiple speakers) thoughts on that?
Ron DeFeo - Terex Corporation — Chairman, CEO
I think — and there are two very different approaches. One approach, you get an existing proven franchise that is a lot easier to value. It is there, you pay for it, it is what it is. That is the Bobcat approach. To come to the market and say I am going to increase Bobcat’s business 50% would have been kind of hard to say with a straight face. On the other side of it you get a better technology product, in my view in an important area of customer need that is more digestible for us, more digestible on a lot of different ways.
And if you want to look at valuations purely on a look backwards basis, I think that is always good. But fortunately companies always have to look at valuations on a what are we going to do with this business basis. And I think this is a rapidly growing product line in a good, big category. And Terex has the potential to substantially grow this business and bring resources to it, whereas in the Bobcat situation you would have had to pay for something that already existed.
I look at this and say great product, great people, good facilities, tremendous opportunity to the upside. Whereas the Bobcat strategy, obviously we didn’t buy Bobcat, and there was a reason we didn’t buy Bobcat, not just because somebody else bought it but because what we thought the price value relationship just didn’t make any sense at all once it got to a certain level.
David Raso - Citigroup — Analyst
I’ll hop off. If you could just also give us — is there any breakup fee, Terex shareholder approval needed and so forth? Thank you very much.
Ron DeFeo - Terex Corporation — Chairman, CEO
There is a breakup fee —
Unidentified Company Representative
There is a breakup fee of $17 million and no Terex shareholder.

Ron DeFeo - Terex Corporation — Chairman, CEO
No Terex shareholder required. But breakup fee of $17 million and obviously the A.S.V. shareholder approval is required.
Operator
Charlie Brady, BMO Capital Markets.
Charlie Brady - BMO Capital Markets — Analyst
Back on A.S.V.’s guidance that they gave — and actually, this was A.S.V.’s and not yours — back towards the end of December, it sort of implied operating margin increases in ‘08 of a couple hundred, up to maybe 300 basis points. Does that still hold in your view, and what would be driving that?
Ron DeFeo - Terex Corporation — Chairman, CEO
Yes, we are not going to — we’re not going to say that the A.S.V. guidance doesn’t hold. Of course we think the A.S.V. guidance holds, but it holds really on the basis of what A.S.V. was. But on the basis of what A.S.V. will be relative to Terex is more the most important piece of that, because following April 1, a number of things will change.
There will be step-up amortization, which isn’t 100% defined yet. There will be the elimination of some public company costs. There will be an initiative to take the product line overseas. There will be tax changes, and there will be a number of things.
So I think the A.S.V. operating margin guidance on a stand-alone basis the way it was seemed certainly clear and appropriate from my point of view. But if this acquisition goes forward, it really becomes irrelevant.
Charlie Brady - BMO Capital Markets — Analyst
Thanks, fair enough. Would you envision selling any existing Terex product through the A.S.V. dealer network?
Ron DeFeo - Terex Corporation — Chairman, CEO
Bob, do you want to comment on that?
Bob Isaman - Terex Construction — President
I think that during the next two months, we are going to look at all the strategy applications and opportunities, and we will probably have a better idea at that point of how the go-to-market strategies will be driven.
Charlie Brady - BMO Capital Markets — Analyst
Thanks a lot.
Operator
Martin Sankey, Neuberger Berman.
Martin Sankey - Neuberger Berman — Analyst
Thank you. A couple of things. First of all, did Caterpillar have the right of first refusal on this transaction?

Bob Isaman - Terex Construction — President
Well, since Caterpillar owned 23.5% of the company, I don’t think they had the right of first refusal, no, but I think they had certainly the pole position. Right of first refusal, this has been a public company now for many years, and I think Caterpillar actually helped the company as it went public develop a technology that it thought it had substantial value in.
Martin Sankey - Neuberger Berman — Analyst
Was this the result of an auction or a negotiation process?
Bob Isaman - Terex Construction — President
This was a negotiation process.
Martin Sankey - Neuberger Berman — Analyst
Second, in raising $800 million recently, was this deal contemplated in that capital raising?
Ron DeFeo - Terex Corporation — Chairman, CEO
I guess, Martin, I’m not sure how to answer that question; was this deal contemplated. It was a consideration, but it certainly wasn’t anywhere near a place where we had the ability to predict whether this deal would happen or not happen. But it was certainly in the consideration, as was — as we said at the time where we raised that capital, that this would go for acquisitions first. But we also said that it might help fund share repurchase also. But it was clearly intended to be acquisitions.
Martin Sankey - Neuberger Berman — Analyst
Okay, the reason why I’m asking is that would you contemplate additional financing as a result of this transaction?
Ron DeFeo - Terex Corporation — Chairman, CEO
I think in our mind we have kind of separated this. I think it is our sense that we can pay for this business, fund this business from existing cash. But as we look forward and look to the other use of cash, we will make whatever appropriate decisions we do over the course of the year. Phil do you want to —
Phil Widman - Terex Corporation — SVP, CFO
Martin, I would say that obviously we don’t need to do financing to close this deal. And as Ron mentioned, we will look at our cash flow projections and our use of cash going forward. We still feel we have the capacity to do share repurchases and other acquisitions in our future.
Martin Sankey - Neuberger Berman — Analyst
Okay, while we are on the subject of share repurchase, can you make any comment about what share repurchases that you may or may not have done since the announcement of the suspension of the program last month?
Phil Widman - Terex Corporation — SVP, CFO
I think the announcement of suspension of the program stands on its own. We’re not making any additional comments on that.

Martin Sankey - Neuberger Berman — Analyst
Okay, that’s all I have for the moment. Thank you.
Operator
Alex Blanton, Ingalls & Snyder.
Alex Blanton - Ingalls & Snyder — Analyst
Ron, I want to congratulate you because you persuaded Caterpillar and the A.S.V. Board to sell A.S.V. for about half of what it’s worth by my estimate, and about half of where it was selling just two years ago. So effectively you’re buying it at the bottom of the cycle. My question is this, what am I missing? I have been following as closely for seven years A.S.V., and are there problems that we don’t know about? Why would Caterpillar sell A.S.V.’s rubber track technology, which as you mentioned is unique and superior, to anybody else’s, to a competitor when Caterpillar’s totally dependent on that technology for its own rubber track machines? And unless of course, the technology isn’t as good as we thought. So why would CAT sell it to you? And in view of the price you’re paying, which as I said is, if A.S.V. can triple its sales, it seems like a very low price; do you anticipate any competitive bid?
Ron DeFeo - Terex Corporation — Chairman, CEO
A, I don’t anticipate any competitive bid, but the market is — the market will determine what that is. B, I think we are paying a very fair price with A.S.V. based on —
Alex Blanton - Ingalls & Snyder — Analyst
A low price.
Ron DeFeo - Terex Corporation — Chairman, CEO
Well, I respect that, but I would also say to you that the opportunity for growth of three times is directly related to the combination with Terex.
Alex Blanton - Ingalls & Snyder — Analyst
But they were about to — they had talked all year about making a deal, a strategic alliance with a large company that would have global distribution, and get them into the foreign markets which they are not in. But that was not to be selling the company. That was to be a strategic marketing agreement. But it seems like that either didn’t work out or what did happen here?
Ron DeFeo - Terex Corporation — Chairman, CEO
I think we persuaded, I think the Board and the management that Terex was a good partner, and frankly you call us a competitor to Caterpillar, but we are a very different company than Caterpillar.
Alex Blanton - Ingalls & Snyder — Analyst
Well you will be. You mentioned a bunch of products in your slides that compete directly with Caterpillar. So you can’t really say you’re not a competitor. You have the distribution capability, construction equipment. You may not be in skid steer loaders right now, but as you mentioned you could get into it. So in effect you are a competitor, and I don’t understand why Caterpillar is willing to do this. As you said they have the pole position. Why would they want to give away this technology? They have maintained that they didn’t want to buy A.S.V. themselves because they wanted it to stay independent and an entrepreneurial company. And now they are saying fine, Terex buy it. Really it doesn’t make a lot of sense.

Ron DeFeo - Terex Corporation — Chairman, CEO
Except to you. I mean, of course it makes sense to you.
Ron DeFeo - Terex Corporation — Chairman, CEO
Yes, but no, I think you are taking it a step beyond where I think it should be here. I think Caterpillar values the technology, values the relationship, values it going forward. And I don’t think any of those things change. I think, in fact, we have already at Terex a very good relationship with Caterpillar when you back up and think that we are buying tens of thousands of engines from them. We are today —
Alex Blanton - Ingalls & Snyder — Analyst
Yes, they are an engine supplier.
Ron DeFeo - Terex Corporation — Chairman, CEO
And when you think that our aerial work platform product line goes through a substantial amount of — that product goes through the CAT distribution network.
Alex Blanton - Ingalls & Snyder — Analyst
Yes, they are not in that product.
Ron DeFeo - Terex Corporation — Chairman, CEO
No, they are not. So — Dick Benson, do you want to add any perspective on this?
Dick Benson - A.S.V. Inc. — Chairman, CEO
Alex, you and I talk all the time, but I think there is almost too much speculation in your position that really for me to respond to. Your judgment that we are selling out at the bottom of the cycle I am not smart enough to know that. I think the fact the premium that is in there certainly reflects we are at the top of the cycle. And under those circumstances it is just such a compelling fit here; there is no overlap in terms of product. There’s no overlap in terms of production capacity, distribution not only just in Europe, but US as well. The geography, no overlap there and this customer sweet spot for both of us is really about the same. It is just almost like a marriage made in heaven and I mean you started looking at this thing and it was just such a perfect fit that it was compelling to both of us to move forward.
Alex Blanton - Ingalls & Snyder — Analyst
Except it is not compelling to the A.S.V. shareholders.
Ron DeFeo - Terex Corporation — Chairman, CEO
Well, we will let the A.S.V. shareholders decide on that.
Alex Blanton - Ingalls & Snyder — Analyst
As things usually happens, they will accept a tender offer, but the stock was double this price two years ago. I’m saying this is a benefit to Terex but is not a benefit to the A.S.V. shareholders.
Dick Benson - A.S.V. Inc. — Chairman, CEO

Okay, Alex. Thank you. I appreciate what you are saying. I think it is a benefit to the A.S.V. shareholders because frankly, I think this is their fastest way out for accelerated value creation, and I think for A.S.V. team members, I think it is a great opportunity. So we will — I respect your comments, but the market will vote on this.
Alex Blanton - Ingalls & Snyder — Analyst
Okay. Thank you, Ron.
Operator
Jamie Cook, Credit Suisse.
Jamie Cook - Credit Suisse — Analyst
Congratulations. I guess my thought process is a little different than Alex’s when I think about the multiple that you guys paid, so I guess, Ron, historically you have done a great job in terms of turning acquisitions around and getting, I guess generating a lot of cost synergies. So it sounds like to me from your comments, I understand the revenue opportunities but on the cost side it sounds like there is some significant improvements or improvements you can make on the manufacturing front. So can you sort of elaborate on that and if we were to compare their sort of manufacturing process relative to like a Genie so I can get a feel for the types of improvements we could potentially see to justify the multiple.
Ron DeFeo - Terex Corporation — Chairman, CEO
I understand, Jamie. Appreciate that. I will give you a headline, and then I will turn it over to Bob. First of all, I think we are getting a very good business, a business that is been both product technology focused and customer focused. I think its manufacturing processes are good but not great. And many of Terex’s manufacturing processes are good but not great. And we are in the process of implementing lean in a lot of our places, Genie of course is one of the better performing parts of our company.
The second area where we think there is tremendous opportunities in working capital management, as a result of lean implementation. So if you look at it and look at it from a cost to manufacture and working capital we think there is a lot to do there. But Bob, do you want to comment further on that?
Bob Isaman - Terex Construction — President
Yes, Ron, the operations’ footprint I think across most companies could always be improved and that goes through supply chain. It goes through how we engineer our products and bring them out to market. It goes through certainly the operations efficiency. This is a value creation story. We have a geographic fit with Terex construction core market strength in Europe, Middle East and Africa and A.S.V. with a strong doer presence in the US. We have complementary strategies from a go to market standpoint, servicing homeowners with acreage landscaping, general contracting customer segments. It is a scalable parametric technology which is also modular, which allows us to be able to build variations of product very quickly at a fairly low cost. And I think lastly it is a great agricultural fit in that we’ve got — we are very impressed with the entrepreneurial spirit of the people. They fit well with Terex culture. And that leads to a very, very clean integration going forward which leads to getting on the ground on these initiatives faster and faster than we could have done it probably the other way.
Jamie Cook - Credit Suisse — Analyst
And then Bob, I guess just my second question for you, you have been brought on to fix the construction business. Lucky you, but I guess as you think about sort of your longer-term goals of achieving an 8 to 10% operating margin in the construction business, how does this acquisition change that? Do you think this accelerates your ability to achieve that margin I guess in a shorter period of time? Is it a net neutral? How should I think about that?

Bob Isaman - Terex Construction — President
I think it is going to accelerate the opportunity that we have, Jamie. We have done I think very well this last year and you will see that as the numbers start to come out another month or so. But over time this is certainly going to allow us to be able to put new product and different product through both A.S.V. channel and the Terex channel. If you looked at our go to market product lineup this was a gaping hole that we had. It is now filled; so we are very bullish this is going to accelerate our opportunities.
Jamie Cook - Credit Suisse — Analyst
You want to help us with a timeline, or is that too much?
Ron DeFeo - Terex Corporation — Chairman, CEO
That’s too much.
Jamie Cook - Credit Suisse — Analyst
I thought I would try. Thanks.
Operator
James Bank, Sidoti & Co.
James Bank - Sidoti & Co. — Analyst
Most of my questions have been answered. Is there a date disclosed for the shareholders to vote on A.S.V.’s end whether or not they approve this deal?
Ron DeFeo - Terex Corporation — Chairman, CEO
No date yet, but we expect it will be in the next 60 days-ish kind of timing. And some of that depends on the Hart-Scott-Rodino review. There should be no issue there but we — it has to be done.
James Bank - Sidoti & Co. — Analyst
I wouldn’t assume it is an issue paying 11 times EBITDA; not sure where Alex was going with that valuation. One last question follow-up, you suggested filling a gaping hole, it just seems so different what ASVI does and what Terex does as a whole. What really prompted you to get into the niche track loader market in regard to ASVI, that is a premium niche track loader market.
Ron DeFeo - Terex Corporation — Chairman, CEO
Yes it is, but it is part of the maturing I think of Terex as an organization. I think we are building great brands. We have great customer relationships, and if you look at our Genie product line we think we get very good prices, relative prices in that product category because of the kind of service we deliver to the customers and the kind of quality products we sell. And there are several other parts of Terex where that is the case; whether it is our crushing and screening business, some of our mining equipment business. So while it might appear to be quite different from the outside as Terex matures I think this will be more of what we do in the future and less of what we might have done in the past.
James Bank - Sidoti & Co. — Analyst
Fair enough. Thank you. Appreciate your time.

Operator
(OPERATOR INSTRUCTIONS) Joel Tiss, Lehman Brothers.
Joel Tiss - Lehman Brothers — Analyst
Congratulations. I wonder if you can talk a little more about the dealer opportunity and you mentioned there was a healthy aftermarket component. Can you just give us sort of a ballpark percentage on that?
Ron DeFeo - Terex Corporation — Chairman, CEO
There is about 315 A.S.V. dealers in North America. I don’t think there might be one that overlaps, Bob or Mark or any of those guys there, you want to comment on that?
Mark Glasnapp - A.S.V. Inc. — President
Yes, that is correct. Right now there is only one dealer that overlaps between the two organizations.
Ron DeFeo - Terex Corporation — Chairman, CEO
And the spare parts commentary, I think there is a very healthy spare parts business in A.S.V.?
Tom Karges - A.S.V. Inc. — CFO
This is Tom Karges. We have generally been running parts as a percentage of total revenues for A.S.V. in the 12 to 14% range. And of course as these machines age and get hours on them and the field population continues to increase, we would expect to see increasing dollars from that revenue stream. And of course those are typically above margin revenues or margins that come in on the part sales.
Ron DeFeo - Terex Corporation — Chairman, CEO
Thanks, Tom.
Joel Tiss - Lehman Brothers — Analyst
Okay, and then just a follow-up on the rental and the European opportunities. Are there products ready to go in 2008, or is that something that you think will evolve more over time? Thank you.
Ron DeFeo - Terex Corporation — Chairman, CEO
We said, Joel, that we think we are a couple of months from having CE approval on the products to be sold overseas. So I think within certainly the next six months we would be in a position to be selling some of their products in Europe.
And for rental — the guys reminded me here — I think rental will take a little bit longer for us, but it will be — we will try to find the right match between product quality, product robustness and customer value expectations.
Operator
Dawn Geske, Diesel.
Dawn Geske - Diesel — Analyst
How long were you in talks with A.S.V., and could you maybe just talk a little bit about how this came about? I know you said earlier that you tried to persuade their board, but if you could give a little bit more details on that.

Ron DeFeo - Terex Corporation — Chairman, CEO
The actual discussions with A.S.V. I would prefer not to really comment on. We have known the A.S.V. management team for some time, and this has been a friendly discussion between both companies and highly professional. And so I would prefer not to give a story about how long this has taken and what we’ve done. But it has been a very professional and straightforward approach.
Dawn Geske - Diesel — Analyst
Thank you very much.
Operator
Andrew Obin, Merrill Lynch.
Andrew Obin - Merrill Lynch — Analyst
I missed the first five minutes of the conference call, so I apologize, but on the distribution can you or if you have — I will just listen to the replay — can you explain how you will mesh the two distribution systems going forward, versus what you have in North America versus what A.S.V. has currently?
Ron DeFeo - Terex Corporation — Chairman, CEO
Basically it will take time for us to mesh those two distributions. We plan to continue A.S.V. on a stand-alone basis with its own existing distribution, and look for opportunities to cross-sell products both ways. As you know, our distribution in North America is not — Terex’s distribution isn’t the strongest but our distribution in Europe is a lot stronger, and I think these are opportunities as Bob and his team and construction group builds out a density plan to attack the North American market. This product will be an important part of it.
Andrew Obin - Merrill Lynch — Analyst
But can we see that, for example, we will have Terex’s brand, A.S.V. product sold through the current Terex dealers, or will the two distributions at first remain separate until you decide what to do with it?
Ron DeFeo - Terex Corporation — Chairman, CEO
I think they will remain separately, but I would think that we are clearly going to have multiple brands in the future.
Andrew Obin - Merrill Lynch — Analyst
So it means you could also move the small mini excavators through the A.S.V. network as well, right?
Ron DeFeo - Terex Corporation — Chairman, CEO
Quite possibly.
Andrew Obin - Merrill Lynch — Analyst
Under the A.S.V. brand?
Ron DeFeo - Terex Corporation — Chairman, CEO
We are interested in building revenue and profits for Terex’s customers and shareholders and A.S.V. customers is just as important as any other Terex customer.

Andrew Obin - Merrill Lynch — Analyst
Okay, so but it does seem that could you — I just want to understand will A.S.V. remain its own brand five years from now, will they be an A.S.V. brand?
Ron DeFeo - Terex Corporation — Chairman, CEO
I am not going to handicap that Andrew at this stage. I think we’re going to listen to the marketplace.
Andrew Obin - Merrill Lynch — Analyst
So there is no solution, you will just see what works best and go with it?
Ron DeFeo - Terex Corporation — Chairman, CEO
The solution is what works best.
Andrew Obin - Merrill Lynch — Analyst
Thank you very much, Ron.
Operator
Robert Wertheimer, Morgan Stanley.
Robert Wertheimer - Morgan Stanley — Analyst
I just wanted to make sure I understand the OEM channel as well as I can. Is there either an opportunity or desire to expand the customer base there? Did anything in the CAT agreement change when CAT tenders the shares?
Ron DeFeo - Terex Corporation — Chairman, CEO
Well, I think we are — it is possible we can sell this product, I believe to others. But I think we want to walk slowly down that path; I don’t know, Bob, have you guys had any further conversations about this?
Bob Isaman - Terex Construction — President
No, I think that is one of the issues that we’ve really haven’t clarified yet. Now with regard to Caterpillar, that program that we have with them and the agreements we have with them goes forward just as though we had not had a merger. So I think Caterpillar has been very supportive of this from day one, and I know there was a lot of discussion as to whether or not they viewed Terex as a competitor. I think this world out there is really getting to the place now there is a lot of areas you compete and in other areas you cooperate. And I think they view this as a very cooperative effort with Terex. And they’ve certainly agreed to move forward with the agreements.
Robert Wertheimer - Morgan Stanley — Analyst
Thanks. And Ron, you partially answered this, but can you say that the rental channel penetration which has been underutilized let’s say, is that, am I to understand that is product related? You haven’t designed one to be used by multiple operators etc., or is it more just lack of access to that channel?
Ron DeFeo - Terex Corporation — Chairman, CEO

I think it is mostly lack of access; but when you have lack of access you’re not really sure what the channel really wants in terms of product design. So I think rather than make a bold statement here that says here is what we’re going to do we’re going to walk before we run on this. In other words we will make sure that our plan, whatever that is, ends up meeting the needs of the rental channel, not just trying to sell a product that we make through the rental channel but actually meets their needs.
Robert Wertheimer - Morgan Stanley — Analyst
Perfect. Thank you.
Operator
Andrew Casey, Wachovia Securities.
Andrew Casey - Wachovia Capital — Analyst
Quick question on the tripling of revenue goals. Do you have any rough cut geographic mix that you would expect the ASVI revenues to be at that future state?
Ron DeFeo - Terex Corporation — Chairman, CEO
Well, I will tell you what I expect Terex’s revenues in the future state to be, one-third Asia, one-third North American or the Americas and one-third Africa, Europe and the Middle East. And today Terex is basically 40% Americas, 60% — 40% Americas, 60% rest of the world, but it is really of the 60% rest of the world, probably 75% of it is in Europe and the remainder is in Middle East and Africa and Asia. So A.S.V. will evolve like the rest of Terex evolves.
I think the most immediate volume opportunity is in Europe and possibly Latin Americas. But longer-term some of the markets where we are going to work harder to build a business and that is on the tropical markets where traction technology is really appreciated, I think that will be another big growth opportunity for us. Because as you might have seen from that little video clip, the capability to move through some pretty ugly soil conditions is a real advantage of the A.S.V. product.
Andrew Casey - Wachovia Capital — Analyst
I appreciate the color there. The basis for the question is if you go back in time, and this is a ways back, some of the A.S.V. management was indicating a 50-50 North America, rest of world split by 2010. And with your distribution system I am wondering if that even though it would appear on its own to be somewhat aggressive, is that something you think you could get to within this three to five-year horizon?
Ron DeFeo - Terex Corporation — Chairman, CEO
Yes, definitely. Except I would add Asia to that because it is just that — well, the rest of the world has Asia there. I really think that being too North American dependant is probably not the right strategy.
Andrew Casey - Wachovia Capital — Analyst
So new product geographic expansion and some other growth strategies?
Ron DeFeo - Terex Corporation — Chairman, CEO
Right.
Andrew Casey - Wachovia Capital — Analyst

Okay, thank you.
Operator
Henry Kirn, UBS.
Henry Kirn - UBS — Analyst
Does A.S.V. sell any components to you today, and where else in the portfolio as it stands today could you take the A.S.V. technology?
Ron DeFeo - Terex Corporation — Chairman, CEO
A.S.V. through their Loegering operation has provided some tracks and done some track work with our Genie product line. But that really is very small and just at the very early stages. We could actually take this traction technology and look at a number of our other product areas for possible adaption. And I think that is one of the things we plan to do.
Henry Kirn - UBS — Analyst
And as you look at your production footprint post A.S.V. how do you see that going forward?
Ron DeFeo - Terex Corporation — Chairman, CEO
I see it A.S.V. having little or no impact on that production footprint today. What we’re going to do with our production footprint is not A.S.V. dependant, although it is possible we could bring some products into the A.S.V. facility for some near-term production.
Henry Kirn - UBS — Analyst
Okay. Thanks a lot.
Operator
[Joe Carter, Joe Carter & Associates].
Joe Carter - Joe Carter & Assoc. — Analyst
Congratulations. Looking at the transaction from the standpoint of the current economic environment and the market (inaudible) I believe that the share price, the transaction price is fair. I would also like to say that I believe that A.S.V., the A.S.V. division will make a great contribution toward Terex in the future. The question I have is looking at the standpoint of an A.S.V. shareholder, there is about 26, somewhere in excess of 26 million shares outstanding. Of those (technical difficulty) percent are committed from Caterpillar, and there is other board members of A.S.V. that own somewhere in the, I guess in the range of 10 or 12%. That leaves just so many out there, maybe two-thirds of the shares, maybe 16 million or so.
My question is from a standpoint of A.S.V. shareholders I don’t care anything about letting the (technical difficulty) at $18. I am curious could you quantify how many (technical difficulty) there are today, whether any of those are known to be short against the box? And how many shares are believed to be committed to the tender under the current (technical difficulty) agreement?
Ron DeFeo - Terex Corporation — Chairman, CEO
You’re asking me to do something that I really don’t have the capability to do. We did know that there were shorts out there. That was public information. I think as you might imagine depending upon where they shorted the stock, they are either feeling bad or very bad right now. So, but I can’t really give you much more of an indication than that; (multiple speakers) I can do.
Joe Carter - Joe Carter & Assoc. — Analyst
Can you give me any indication of how many shares are committed with the current definitive agreement other than what (technical difficulty?)
Ron DeFeo - Terex Corporation — Chairman, CEO
I cannot. Minnesota rules have specific agreements on this. This is not a proxy solicitation. So we will go through the process; this is a process that has certain rules that we’re going to have to abide by. We would expect to — we would hope to get over 90% of the shares. And if we do we won’t need a shareholder meeting. If we don’t we will need a shareholder meeting, an A.S.V. shareholder meeting as I understand it. Dick Benson, do you have anything else you want to add to that?
Dick Benson - A.S.V. Inc. — Chairman, CEO
No, I think that really describes the process.
Joe Carter - Joe Carter & Assoc. — Analyst
I’m pleased with the transaction, and congratulate both parties and this is certainly optimistic for the outcome of this transaction.
Operator
Ian Zaffino, Oppenheimer.
Ian Zaffino - Oppenheimer — Analyst
Just one quick question here. Are there any contingencies on the deal as far as performance of ASVI? Thanks.
Ron DeFeo - Terex Corporation — Chairman, CEO
Okay, none that I think the — the contract will speak as the contract is. Nothing is ever done until it is done, but there is no major contingencies that I would like to disclose here. Dick, from your point of view?
Dick Benson - A.S.V. Inc. — Chairman, CEO
Same way, no contingencies.
Ian Zaffino - Oppenheimer — Analyst
And I imagine in the process were the books of ASVI open to you, or how up-to-date or information do you have on how ASVI is doing?
Ron DeFeo - Terex Corporation — Chairman, CEO
This was a friendly transaction, so we feel like A.S.V. was very open to us, and it was done on the basis of shared information.
Ian Zaffino - Oppenheimer — Analyst
All right. Thank you very much.

Operator
Michael Kaminsky, Neuberger Berman.
Michael Kaminsky - Neuberger Berman — Analyst
Ron, you had said that the transaction will be neutral to 2008 EPS, correct?
Ron DeFeo - Terex Corporation — Chairman, CEO
That is correct.
Michael Kaminsky - Neuberger Berman — Analyst
Okay, which EPS? Because you haven’t given guidance. Are you talking about consensus earnings estimates?
Ron DeFeo - Terex Corporation — Chairman, CEO
I know I haven’t given guidance yet, but — and as I said in the press release information we didn’t plan to give guidance sitting here today, so I guess in the interest of anything else, you’re just going to have to trust me from here to there.
Michael Kaminsky - Neuberger Berman — Analyst
Okay, thank you Ron.
Operator
Charlie Brady, BMO Capital Markets.
Charlie Brady - BMO Capital Markets — Analyst
Back on your slide compact equipment market, can you give us what A.S.V.’s market share is of the overall market? Thanks.
Ron DeFeo - Terex Corporation — Chairman, CEO
In the North American market where A.S.V. competes it is 12% of the North American compact track loader market. If you were to add Caterpillar’s under carriage it would be well north of 30%.
Charlie Brady - BMO Capital Markets — Analyst
Thank you.
Operator
Michael Emerald, Longfellow Investment.
Michael Emerald - Longfellow Investment — Analyst
How long will it be open for? — did you hear me?
Ron DeFeo - Terex Corporation — Chairman, CEO
No, I didn’t, Michael, I’m sorry.

Michael Emerald - Longfellow Investment — Analyst
That’s like are you awake, no, I’m not. I’m not joking either I mean, you know.
Ron DeFeo - Terex Corporation — Chairman, CEO
I didn’t hear the question. Let me be more specific.
Michael Emerald - Longfellow Investment — Analyst
No, I know. My question is when do you expect the tender to commence, and how long do you expect it to be open for?
Ron DeFeo - Terex Corporation — Chairman, CEO
I think we expect — I’m going to answer this question differently than you asked it. I expect that we can close within 60 days, by the end of the first quarter. So the mechanics of how that happens are yet to be totally worked out. And if, just stay tuned on that. The mechanics will have to be worked out.
Michael Emerald - Longfellow Investment — Analyst
Thank you very much.
Operator
Steve Volkmann, jpmorgan.
Steve Volkmann - jpmorgan — Analyst
Quick follow-up on this Caterpillar business. I would assume that is probably lower margin than the rest of A.S.V. So maybe — have we said anything about that publicly, Dick?
Tom Karges - A.S.V. Inc. — CFO
This is Tom Karges. I would be happy to answer that one for you. We stated in our prior calls that while the Caterpillar business has a lower gross margin, the operating margin is very similar because, of course, we have very little SG&A expenses associated with those under carriage sales.
Ron DeFeo - Terex Corporation — Chairman, CEO
Thank you, Tom, that is good perspective.
Steve Volkmann - JPMorgan — Analyst
Great. That’s helpful. And then Ron, can I just ask sort of a philosophical question? You’ve made a number of great acquisitions, but most of them are below onetime sales in terms of what you pay. And I realize the company is getting older and has more to offer on its own and how do you think of acquisitions just going forward? Is there enough sales synergy offered by the Terex infrastructure at this point that it makes sense to be paying higher multiples of sales going forward? Or is this just kind of a special situation where things just happened to come together? How should we think about that?
Ron DeFeo - Terex Corporation — Chairman, CEO
I think this is a special circumstance and a special situation, Steve, because A.S.V. is a publicly traded company. It had the external markets evaluating both its technology, its place in the market as well as its future. I think a measurement on the basis of what you are paying relative to sales is one data point, but if, I wish the marketplace valued it more because Terex overall valuation would be substantially higher. If it did value that metric more. So I look at this, and I say that what are we really trying to accomplish? We’re trying to add a great product with great technology through synergies with Terex. And is this going to make the company stronger overall. And I think the answer to that question we netted out was it is going to make it stronger overall. I hope that A.S.V. proves to be one of our top or best acquisitions. I don’t think you can just simply compare it to Genie and say that is the gold standard. That is the gold, platinum and whatever other metaphor you want to add to it standard because Genie was an unusual situation.
Steve Volkmann - JPMorgan — Analyst
That makes it a tough comp.
Ron DeFeo - Terex Corporation — Chairman, CEO
Yes it definitely does. So that is the way I look at it. I hope that helps, Steve.
Steve Volkmann - JPMorgan — Analyst
That does. Thanks.
Operator
[Wayne Hewell, Pontis Capital]
Wayne Hewell - Pontis Capital — Analyst
This deal is not just about synergies, but do you have an estimate of synergies over the next 12, 24 and 36 months?
Ron DeFeo - Terex Corporation — Chairman, CEO
We don’t really have an estimate that we plan to share externally on synergies, because synergies are one of those things that what you judge to be a synergy may be pure cost savings. What I judge to be a synergy may not be. And so we don’t — we are not quite ready to get into disclosing 12, 24 and 36 months synergies other than to say that public market costs are going to go away.
Wayne Hewell - Pontis Capital — Analyst
And lastly will you design new products as a result of this technology?
Ron DeFeo - Terex Corporation — Chairman, CEO
Quite possibly yes.
Wayne Hewell - Pontis Capital — Analyst
Any thoughts of what they might be?
Ron DeFeo - Terex Corporation — Chairman, CEO
Not yet.
Wayne Hewell - Pontis Capital — Analyst
Thank you.

Operator
[Brian Hennessy], Citigroup Investment.
Brian Hennessy - Citigroup Investment — Analyst
My questions have been answered.
Operator
Seth Weber, Banc of America Securities.
Seth Weber - Banc of America Securities — Analyst
Thanks for sticking around, guys. Just real quick, I was wondering if you could expand on the retrofit opportunity? Is that something that ASVI is doing currently or is that something more on the to come, and how big could that be realistically do you think?
Ron DeFeo - Terex Corporation — Chairman, CEO
I like to turn that over to either Dick or Mark to comment on.
Mark Glasnapp - A.S.V. Inc. — President
This is Mark Glasnapp. I’ll start that question. Yes, there is a lot of retrofit capability, not only with the A.S.V. products and I think one good example of that is the product offerings, the under carriage offerings we put on Vermeer products for their trenchers and small horizontal directional drills. Our Loegering Company also has a tremendous retrofit opportunity. The Genie aerial work platform, quad track system or the QTS system that we put on that is one good example, and that has got the potential to leverage in many other products particularly telehandlers and other products of the like. So there is a lot of potential there. We are even working on potential products for other agricultural markets.
Seth Weber - Banc of America Securities — Analyst
Is that something that is part of the revenue currently or that is really just more upside potential?
Tom Karges - A.S.V. Inc. — CFO
No, Loegering has been selling their VTS system, which is the retrofit kit, if you will, for the skid steers since mid to late 2004. Currently represents over half of Loegering’s revenues. The QTS system was just introduced in 2007, and that is just beginning to ramp up, as Mark mentioned.
Seth Weber - Banc of America Securities — Analyst
Great. Thanks very much.
Ron DeFeo - Terex Corporation — Chairman, CEO
I think, operator.
Operator
Yes sir?

Ron DeFeo - Terex Corporation — Chairman, CEO
Just some closing comments. I appreciate everybody’s interest. Everybody has been very patient. This has been a long call for everyone, and thank you for your interest in Terex. Any specific questions, please follow up with any of us as you see appropriate.
Operator
This concludes today’s Terex Corporation conference call. You may now disconnect.
Forward Looking Statements
This document contains forward-looking information based on the current expectations of Terex Corporation and A.S.V, Inc. Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and ASV, include those factors that are more specifically set forth in the public filings of Terex and ASV with the Securities and Exchange Commission. Actual events or the actual future results of Terex and ASV may differ materially from any forward looking statement due to those and other risks, uncertainties and significant factors. The forward-looking statements speak only as of the date of this document. Terex and ASV expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this document to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.
Important Notice
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of ASV’s common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy ASV common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Website at www.sec.gov <file://www.sec.gov> or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

ASV will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger. Shareholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the proposed merger. Shareholders would be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about ASV, the tender offer and the merger, if and when available, without charge, at the SEC’s Internet site (http://www.sec.gov <http://www.sec.gov>). In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about ASV, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to A.S.V., Inc., Attention: Investor Relations, 840 Lily Lane, P.O. Box 5160, Grand Rapids, MN 55744, by phone at 218-327-5367, or on ASV’s’ Internet site at http://www.asvi.com.

TOGETHER

A.S.V., Inc. Acquisition

January 14, 2008

TEREX®

1

January 14, 2008 A.S.V., Inc. Acquisition

Forward Looking Statements & Non-GAAP Measures The following presentation contains forward-looking information based on the current expectations of Terex Corporation. Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex, include among others: our business is highly cyclical and weak general economic conditions may affect the sales of its products and its financial results; our business is sensitive to fluctuations in interest rates and government spending; the ability to successfully integrate acquired businesses; the retention of key management personnel; our businesses are very competitive and may be affected by pricing, product initiatives and other actions taken by competitors; the effects of changes in laws and regulations; our business is international in nature and is subject to changes in exchange rates between currencies, as well as international politics; our continued access to capital and ability to obtain parts and components from suppliers on a timely basis at competitive prices; the financial condition of suppliers and customers, and their continued access to capital; our ability to timely manufacture and deliver products to customers; possible work stoppages and other labor matters; our debt outstanding and the need to comply with restrictive covenants contained in our debt agreements; our ability to maintain adequate disclosure controls and procedures, maintain adequate internal controls over financial reporting and file its periodic reports with the SEC on a timely basis; the previously announced investigations by the SEC and the Department of Justice; compliance with applicable environmental laws and regulations; product liability claims and other liabilities arising out of our business; and other factors, risks, uncertainties more specifically set forth in our public filings with the SEC. Actual events or the actual future results of Terex may differ materially from any forward looking statement due to those and other risks, uncertainties and significant factors. The forward-looking statements speak only as of the date of this presentation. Terex expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this presentation to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based. Non-GAAP Measures: Terex from time to time refers to various non-GAAP (generally accepted accounting principles) financial measures in this presentation. Terex believes that this information is useful to understanding its operating results and the ongoing performance of its underlying businesses without the impact of special items. See the Investors section of our website www.terex.com for a complete reconciliation.

Important Notice This presentation is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of ASV's common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy ASV common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's Website at www.sec.gov or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer. ASV will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger. Shareholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the proposed merger. Shareholders would be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about ASV, the tender offer and the merger, if and when available, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about ASV, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to A.S.V., Inc., Attention: Investor Relations, 840 Lily Lane, P.O. Box 5160, Grand Rapids, MN 55744, by phone at 218-327-5367, or on ASV's' Internet site at http://www.asvi.com.

Terex to Acquire ASV for $18.00 per share Opening the door to new Revenue and Profits

Building the Future Global distribution Rental channel access Scale and resources Lean manufacturing Sourcing Marketing Key product addition Best in class technology Adaptable to other products Compact focused U.S. distribution Accelerated Growth and Profitability for Both Parties + = TEX ASV

ASV Overview Designs and manufactures technology leading rubber track loaders and undercarriages Industry pioneer and innovator for 25 years Roots in traction technology Extensions to broader vehicle applications Undercarriage supplier to CAT, Vermeer "Posi-track" technology unique and patent protected ASV has widest CTL product line but is a small player Currently 55% of revenue is ASV compact track loader Predominately North American based distribution Minimal rental channel penetration Opportunity for product line extensions

ASV Overview Foundation for growth ASV has: Superior product Profitable history Focused distribution International synergies and growth potential Rental channel growth potential

ASV Description

ASV Revenue

11%
34%
55%
ASV
OEM / CAT
Loegering

$245
$246
$205
17.2%
14.6%
7.8%
2005
2006
2007E
Revenue
% Margin

8

TEREX

Unique "Posi-Track" undercarriage - 10+ year patent protection Compact track loaders competing in large skid steer market Also owns Loegering, which offers bolt-on track systems 90% of sales in the U.S., no sales to Europe 315 independent ASV dealers primarily North America, minimal rental channel participation Operating profit at 7.8% (a cyclical low), down from 17.2% in 2005 ASV Description Revenue % Margin 2005 245.1 0.172 2006 246.1 0.146 2007E 205 0.078 ASV OEM / CAT Loegering East 55 34 11 ASV Revenue

Compact Track Loader (CTL) Benefits vs. Skid Steer Lower ground pressure (less damage, more floatation) Increased traction Greater working stability Enhanced productivity and performance

ASV Advantages vs. Competitive CTLs ASV delivers superior value at an equal or lower dealer net price Independent undercarriage and roller suspensions deliver smoother ride 20% less ground pressure Greater tractive effort Lighter pure rubber tracks (vs. steel and rubber) allow for 12 mph top speed vs. 6-8 mph Balanced CTL frame creates greater stability and operator comfort

ASV Performance Video

Anywhere you would use a SSL or utility tractor plus Wet or soft soil conditions Rough, non-graded terrain Anywhere ground damage is an issue Lawns, golf courses Key applications Site clearing, general construction Forestry, underbrush removal (with brush cutter) Landscaping, golf course maintenance Home owners with acreage Municipalities and other governmental Rental All skid steer attachments fit on CTLs ASV Applications and Markets

Compact Loader Market (CTL plus Skid Steers) North America

Source: Yengst Associates and Off-Highway Research
Forecast
Units (Thousands)
100
90
80
70
60
50
40
30
20
10
-
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007E
2009E
2011E
Total Compact Loaders
Total CTLs

13

TEREX

Compact Loader Market (CTL plus Skid Steers) North America CTLs have grown from <5% of the market to 30% in 2007 CTL share growth is expected to continue Source: Yengst Associates and Off-Highway Research Forecast

Compact Equipment Market 2006 Compact Equipment Market Overview (Units) 2006 Compact Equipment Market Overview (Units) 2006 Compact Equipment Market Overview (Units) 2006 Compact Equipment Market Overview (Units) 2006 Compact Equipment Market Overview (Units) 2006 Compact Equipment Market Overview (Units) 2006 Compact Equipment Market Overview (Units) 2006 Compact Equipment Market Overview (Units) 2006 Compact Equipment Market Overview (Units) 2006 Compact Equipment Market Overview (Units) North America North America North America Europe ROW Total Backhoe Loaders 25,050 25,050 25,050 12,670 43,809 81,529 Mini Excavators 28,250 28,250 28,250 62,740 75,494 166,484 Skid Steer Loaders Skid Steer Loaders 57,975 57,975 13,033 28,668 99,676 Compact Track Loaders* Compact Track Loaders* 25,000 25,000 1,500 1,200 27,700 RTLTs - Telescopic RTLTs - Telescopic 21,625 21,625 28,100 10,225 59,950 Compact Wheel Loaders Compact Wheel Loaders 2,390 2,390 9,925 14,013 26,328 Total Total 160,290 160,290 127,468 173,209 461,667 Compact Share of Total CE Market Compact Share of Total CE Market 65% 65% 68% 36% 50% The European and ROW skid steer market is approximately 40,000 units CTLs are just emerging at under 3,000 units Significant growth opportunity for CTL share increases Source: Off-Highway Research & Yengst Associates * Europe and ROW based on management estimate

Current Compact Product Portfolio: Loader backhoes Small dumpers Mini and midi excavators Compact wheel loaders Telehandlers Light towers Portable generators Terex Compact Portfolio Europe N. America Row East 54 41 5 Terex 2006 Compact Sales: Terex Compact Business: Terex Compact Business: Terex Compact Business: Terex Compact Business: Terex Compact Business: Terex Compact Business: Terex Compact Business: 2005 2006 Sales $838.8 $978.4 Operating Profit 34.8 69.4% 4.2% 7.1% Current performance is similar to 2006 performance

Adds a key product and large market opportunity to our compact portfolio Strengthens our dealer proposition globally Brings complementary North American distribution more focused on small contractors, landscapers Will accelerate our overall growth in the compact market ASV's technology is scalable and can be applied to other products Mini excavators Compact loader backhoe Small tractor for landscapers, specialty ag, and home owners with acreage Loegering technology can be cross-sold Acquisition Strategy

Terex plans to preserve the value of ASV brand and distribution Terex's scale and resources will accelerate ASV's development Terex's strong international compact distribution will allow more rapid ASV penetration Terex's global rental company sales and support will allow ASV's expansion into that channel Terex sourcing and lean manufacturing capabilities can reduce ASV costs and improve efficiencies Acquisition Strategy

$18/share cash offer is a 40% premium to the last 10 trading day average CAT will tender its shares Transaction value is $488mm, less $49mm cash on hand = $439mm TEX plans to triple ASV revenue and achieve a pre-tax ROIC of 20% in the next 3-5 years Does not include related product profit and growth EPS neutral in 2008 Financial Commentary

ASV opens the door to a more aggressive U.S. and global compact equipment business Helps Terex Construction in North America Will be profitable growth Anticipate North American market to stay slow in 2008 with improvements beginning in 2009 Summary

Q & A